		2009	2008	2007
Fixed Charges
	Interest expense	12,451	(1,991)	2,741
+	Interest within rental expense	4,830	4,284	2,388
+	Capitalized interest	1,351	1,225	2,680
Total fixed charges		18,632	3,518	7,809

Earnings
	Income before tax and minority interest	114,890	180,467	146,811
-	Equity in net inc non-consol investees	(1,778)	(1,283)	(609)
+	Distributed income of equity investees	(21)	32	345
=	Income before taxes, minority interests and equit investees	113,091	179,216	146,547
+	Fixed charges (A)	18,632	3,518	7,809
+	Ordinary depr capital interest	1,880	1,613	1,453
-	Capitalized interest	(1,351)	(1,225)	(2,680)
Total earnings		132,252	183,122	153,129

Ratio		7.1	52.1	19.6